FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-167764 and No. 333-167764-01
September 12, 2011

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-167764) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$1,044,392,000 (Approximate)
Morgan Stanley Capital I Trust 2011-C3
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2011-C3

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-3 and A-4 of its Series 2011-C3 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated September 2, 2011 and filed with the Securities and Exchange Commission under accession numbers 0001521536-11-000187 and 0001521536-11-000188 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated September 2, 2011 and filed with the Securities and Exchange Commission under accession numbers 0001521536-11-000185 and 0001521536-11-000186 (the “Term Sheet”):

Structural Update

•	The Class X-B Certificates are expected to be rated “AAA(sf)” by DBRS.

•
The Class F Certificates will be Control Eligible Certificates and correspondingly, the Subordinate Control Period, Collective Consultation Period and Senior Consultation Period will be determined with reference to the certificate principal balance of the Class F Certificates, rather than the Class G Certificates.  No Trust Advisor Expenses (other than the Trust Advisor Fee) will be allocated to or otherwise borne by the Class F Certificates.  The Class F Certificates are expected to be purchased on the Closing Date by BlackRock Financial Management Inc., as manager for one or more managed funds or accounts.

•	The offered certificates will be initially offered and sold in minimum denominations of $25,000 and integral multiples of $1 in excess of $25,000.

Collateral Update

•
The sixth-to-last and second-to-last column headings of Appendix I to the Free Writing Prospectus are “Total Mortgage Debt UW NCF DSCR” and “Total Debt UW NCF DSCR,” respectively (not “Total Mortgage Debt UW NOI DSCR” and “Total Debt UW NOI DSCR”).

•
With respect to the mortgage loan information contained (i) in Appendix I to the Free Writing Prospectus under the heading “Lockbox Type,” (ii) on pages T-32, T-36, T-51 and T-55 of the Term Sheet and (iii) on pages III-5, III-9, III-24 and III-28 of Appendix III to the Free Writing Prospectus, in each case relating to the mortgage loans identified as Park City Center and Oxmoor Center on Appendix I to the Free Writing Prospectus, the Lockbox Type is “Soft” (not “Hard”).  With respect to such mortgage loans, the related borrower is required to instruct the tenants and other payors to pay all rents and other revenue directly to an account maintained at a lockbox bank.  Prior to the occurrence of certain specified “trigger events” (which include an event of default under the mortgage loan) amounts on deposit in the lockbox account are remitted to the related borrower.  After the occurrence of a “trigger event” amounts on deposit in the lockbox account are deposited into a cash management account and then applied by the applicable servicer on behalf of the Issuing Entity according to the related mortgage loan documents.  See “Description of the Mortgage Pool—Material Terms and Characteristics of the Mortgage Loans—Cash Management Agreements/Lockboxes” in the Free Writing Prospectus.

•
With respect to the mortgage loan information contained on page T-18 of the Term Sheet, the percentage of the mortgage pool with in-place hard lockboxes, hard cash management is 29.4% (not 49.4%), the percentage of the mortgage pool with in-place soft lockboxes, soft cash management is 59.4% (not 39.4%), and the percentage of the mortgage pool requiring monthly replacement reserves is 58.1% (not 60.8%).

•
With respect to the mortgage loan information contained on page T-19 of the Term Sheet relating to the mortgage loan identified as Coventry Portfolio on Appendix I to the Free Writing Prospectus, the total debt underwritten net cash flow debt service coverage ratio is 1.11x (not 1.62x).

•
With respect to the mortgage loan information contained on page T-34 of the Term Sheet and page III-7 of Appendix III to the Free Writing Prospectus relating to the mortgage loan identified as Park City Center on Appendix I to the Free Writing Prospectus, the tenant known as “J.C. Penney” is also rated “Ba1” by Moody’s, and the tenant known as “Bon-Ton” is rated “Caa1” (not “Caa2”) by Moody’s.

•
With respect to the mortgage loan information contained on pages T-36 and T-55 of the Term Sheet and pages III-9 and III-28 of Appendix III to the Free Writing Prospectus relating to the mortgage loans identified as Park City Center and Oxmoor Center on Appendix I to the Free Writing Prospectus, the first sentence of footnote 1 is revised to read “Historical and Underwritten Gross Potential Rent are net of vacancy and include underwritten income from tenants paying overage rent and percentage-in-lieu income.”

•
With respect to the mortgage loan information contained on page T-69 of the Term Sheet and page III-42 of Appendix III to the Free Writing Prospectus relating to the mortgage loan identified as Staybridge Suites Times Square on Appendix I to the Free Writing Prospectus, the Staybridge Suites Times Square property has a license agreement in place with Holiday Hospitality Franchising, Inc. through April 2020 (not April 2017).

•
With respect to the mortgage loan information contained on page T-89 of the Term Sheet and page III-62 of Appendix III to the Free Writing Prospectus relating to the mortgage loan identified as 6300 Wilshire Boulevard on Appendix I to the Free Writing Prospectus, the second sentence under the heading “The Borrower and the Sponsor” is revised to read “The 6300 Wilshire Boulevard Borrower is not less than 31.1% indirectly owned by Legacy Partners Realty Fund II, LLC.”

•
With respect to the mortgage loan information contained on page T-108 of the Term Sheet and page III-81 of Appendix III to the Free Writing Prospectus relating to the mortgage loan identified as MarqE Entertainment

Center on Appendix I to the Free Writing Prospectus, the average sales in 2010 from the Edwards Houston Marquee Cinema were $690,747 per screen (not $60,179 per screen).

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION

We have entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance of each class of Offered Certificates presented below.

Initial Purchasers	Class A-1	Class A-2	Class A-3	Class A-4
Morgan Stanley & Co. LLC	$85,448,000	$448,881,000	$219,010,000	$291,053,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$0	$0	$0	$0
Total	$85,448,000	$448,881,000	$219,010,000	$291,053,000

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriter may be increased.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC and Bank of America, National Association, engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Conflicts of Interest May Have an Adverse Effect On Your Certificates” in this free writing prospectus.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the depositor, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about October 5, 2011, which will be several business days following the first date of pricing of the Offered Certificates.

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates will be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so.

The depositor is an affiliate of Morgan Stanley & Co. LLC, an Underwriter, and Morgan Stanley Mortgage Capital Holdings LLC, one of the sponsors, mortgage loan sellers and originators.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator, a sponsor and a primary servicer.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.